UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EPICOR SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

EAGLE PARENT, INC.

ELEMENT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

APAX US VII, L.P.

APAX EUROPE VII-A, L.P.

APAX EUROPE VII-B, L.P.

APAX EUROPE VII-1, L.P.

APAX US VII GP, L.P.

APAX US VII GP, L.T.D.

APAX EUROPE VII GP, L.P. INC.

APAX EUROPE VII GP CO. LTD.

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jason Wright

c/o Eagle Parent, Inc.

601 Lexington Avenue, 53rd Floor

New York, New York 10022

Telephone: (212) 753-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirk Radke, Esq. Eunu Chun, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800 Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$810,085,637.34	$94,050.94

*

Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 64,166,065 shares of common stock outstanding, and 201,133 shares of common stock subject to issuance pursuant to the Employee Stock Purchase Plan, in each case, at $12.50 per share; and 694,774 shares of common stock issuable pursuant to outstanding options with an exercise price less than $12.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $12.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Issuer to the Offerors as of April 4, 2011.

**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (“Shares”), of Epicor Software Corporation, a Delaware corporation (“Epicor”), at a price of $12.50 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated April 11, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, California 92612

(949) 585-4000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of April 8, 2011, based on information provided by Epicor, there were 64,166,065 Shares issued and outstanding, 1,163,208 Shares were issuable pursuant to outstanding stock options grants and 201,133 Shares were issuable pursuant to the Epicor 2002 Employee Stock Purchase Plan. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Epicor”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Epicor”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Epicor”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, dated April 6, 2011, by Epicor Software Corporation.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Epicor”)

(b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Epicor”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 11, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on April 11, 2011.

(a)(5)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 11, 2011.

(b)(1)	Debt Commitment Letter, dated as of April 4, 2011, by and among Eagle Parent, Inc., Bank of America, N.A., Merill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(2)	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(3)	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and L. George Klaus.

(d)(4)	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Richard H. Pickup, Dito Devcar Foundation, Pickup Crut I, Dito Devcar LP, Pickup Crut II, Gamebusters Inc., Dito Caree LP, Pickup Family Trust and TB Fund, LLC.

(d)(5)	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Todd Martin Pickup, Vintage Trust II, Vintage Trust, Plus Four Equity Partners, L.P., Pickup Living Trust and Pickup Grandchildren’s Trust.

(d)(6)	Tender and Support Agreement, dated as of April 10, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Elliott Management Corporation.

Exhibit No.	Description
(d)(7)	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Sun5 Merger Sub, Inc., Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(8)	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Sun5 Merger Sub, Inc and Activant Group Inc.

(d)(9)	Exclusivity Agreement, dated as of March 15, 2011, by and among Apax Partners, L.P. and Epicor Software Corporation (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor Software Corporation with the Securities and Exchange Commission on April 11, 2011).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2011

ELEMENT MERGER SUB, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EAGLE PARENT, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on April 11, 2011.

(a)(5)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 11, 2011.

(b)(1)	Debt Commitment Letter, dated as of April 4, 2011, by and among Eagle Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(2)	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(3)	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and L. George Klaus.

(d)(4)	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Richard H. Pickup, Dito Devcar Foundation, Pickup Crut I, Dito Devcar LP, Pickup Crut II, Gamebusters Inc., Dito Caree LP, Pickup Family Trust and TB Fund, LLC.

(d)(5)	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Todd Martin Pickup, Vintage Trust II, Vintage Trust, Plus Four Equity Partners, L.P., Pickup Living Trust and Pickup Grandchildren’s Trust.

(d)(6)	Tender and Support Agreement, dated as of April 10, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Elliott Management Corporation.

(d)(7)	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Sun5 Merger Sub, Inc., Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

Exhibit No.	Description

(d)(8)	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Sun5 Merger Sub, Inc and Activant Group Inc.

(d)(9)	Exclusivity Agreement, dated as of March 15, 2011, by and among Apax Partners, L.P. and Epicor Software Corporation (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor Software Corporation with the Securities and Exchange Commission on April 11, 2011).